UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                           Duracell International Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   26633L 10 3
                                 (CUSIP Number)


          Check the following box if a fee is being paid with this statement |__|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 26633L 10 3

                       1)    Name of Reporting Person
                             S.S. or I.R.S. Identification No. of Above
                             Persons:
                             KKR Associates

                       2) Check the Appropriate Box if a Member of a Group (See Instructions):
                             (a)
                             (b)

                       3)    SEC Use Only

                       4)    Citizenship or Place of Organization:
                             New York

      Number of              5)  Sole Voting Power:   0
 Shares Beneficially
       Owned by              6)  Shared Voting Power: 57,200,000
    Each Reporting
     Person With             7)  Sole Dispositive Power: 0

                             8)  Shared Dispositive Power: 57,200,000

                       9) Aggregate Amount Beneficially Owned by Each Reporting Person: 57,200,000

                       10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):

                       11) Percent of Class Represented by Amount in Row (9): 48.8%

                       12)   Type of Reporting Person (See Instructions):  PN

                         AMENDMENT NO. 3 ON SCHEDULE 13G

This Statement on Schedule 13G (the "Schedule 13G") relating to the common stock, par value $.01 per share, of Duracell International, Inc. as previously filed by KKR Associates, is hereby amended and supplemented with respect to the item set forth below.

Item 4.  Ownership

The fifth sentence of the response to Item 4(a) is amended in its entirety and is replaced with the following:

          Henry R. Kravis, George R. Roberts, Paul E. Raether, Robert I. MacDonnell, Michael W. Michelson, Saul A. Fox, James H. Greene, Jr. and Michael T. Tokarz and, beginning as of January 1, 1995, Clifton S. Robbins, Scott M. Stuart, Perry Golkin and Edward A. Gilhuly are the general partners of KKR Associates, and in such capacity may be deemed to share beneficial ownership of any securities beneficially owned by KKR Associates, but they disclaim any such beneficial ownership.

     (b)  Percent of Class

               See item 11 on cover page

     (c)  Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote

               Not amended

          (ii)  shared power to vote or to direct the vote

               Not amended

          (iii)  sole power to dispose or to direct the disposition of

               Not amended

          (iv)  shared power to dispose or to direct the disposition of

               Not amended

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  KKR ASSOCIATES




                                    2/14/95
                                  Date


                                  /s/ Michael T. Tokarz
                                  Signature


                                    Michael T. Tokarz
                                    General Partner
                                  Name/Title